UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 10 July 2014

NOVOGEN LIMITED

ACN 063 259 754

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE

COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE

GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE IN RESPONSE TO THIS

DOCUMENT, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR

OTHER PROFESSIONAL ADVISER.

NOTICE OF GENERAL MEETING,

EXPLANATORY STATEMENT

AND

PROXY FORM

THIS IS A NOTICE OF A GENERAL MEETING OF THE COMPANY TO BE HELD AT 2.00 PM

(SYDNEY TIME) ON WEDNESDAY 13 AUGUST 2014 AT THE OFFICES OF

COMPUTERSHARE INVESTOR SERVICES PTY LIMITED, LEVEL 4, 60 CARRINGTON STREET

SYDNEY, NEW SOUTH WALES.

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY BY

NO LATER THAN 2 PM (SYDNEY TIME) ON MONDAY 11 AUGUST 2014.

PART A: ABOUT THESE DOCUMENTS

Shareholders in Novogen Limited ACN 063 259 754 (Company) are requested to consider and vote upon each of the Resolutions set out in the Notice.

You can vote by:

•	attending and voting at the Meeting; or

•	appointing someone as your proxy to attend and vote at the Meeting on your behalf, by completing and returning the Proxy Form DIRECTLY to the Company or the Share Registry in the manner set out on the Proxy Form. The Company or its Share Registry must receive your duly completed Proxy Form by no later than 2.00 pm (Sydney time) on Monday 11 August 2014.

A glossary of capitalised terms used throughout this Document (including the Proxy Form) is contained in Part E. Unless expressly provided otherwise in this Document, each capitalised term used in this Document has the meaning given in Part E.

Please read the whole of this Document carefully before determining how you wish to vote and then cast your vote accordingly, either in person or by proxy.

PART B: LETTER FROM THE CHAIR

10 July 2014

Dear Shareholder

I am pleased to invite you to attend the General Meeting of the Shareholders of Novogen Limited, which is scheduled to be held at the offices of Computershare Investor Services Pty Limited, Level 4, 60 Carrington St, Sydney, New South Wales on Wednesday 13 August 2014 at 2.00 pm (Sydney time). Enclosed with this letter is the Notice of Meeting which details the items of business to be dealt with at the Meeting.

A General Meeting is an important event, usually called to deal with extraordinary events that occur outside of the Annual General Meeting.

I hope therefore that you will give this matter your attention.

This Meeting is about the Company moving from a pre-clinical stage to a clinical stage company, a key inflection point in the life of any biotech company.

Over the last 12 months Novogen has made significant progress and maximised the use of the funds available. You will recall that in in April 2013 that the Company raised $3.29M through a private placement to existing and new investors in Australia. In addition, in July 2013 the Company announced it had entered into a Convertible Securities Funding Agreement with Hudson Bay Capital Management, the New York based investment fund. To date the Company has drawn down $6.05M under this arrangement.

Collectively those funds have enabled your Company to:

•	establish a first class scientific team

•	progress the development of the super-benzopyran (SBP) drug discovery program

•	set up a joint venture with Yale University (CanTx Inc), and

•	acquire the anti-tropomyosin (ATM) drug technology platform to complement the SBP technology.

In essence your Company has gone from a position this time last year of having a single SBP drug candidate, to a position where today it has three SBP drug candidates and is in the final process of identifying a lead ATM. The intention is that by August 2014 the Company’s pipeline will comprise four experimental drugs across four major clinical indications – neural oncology (eg. glioblastoma, neuroblastoma), intra-abdominal cancers (eg. ovarian cancer, pancreatic cancer, colo-rectal cancer), melanoma and prostate cancer. Details of the individual drug programs are provided in Part D (p.13) of this Notice.

In order to capitalise upon the potential of the Company’s unique technology platforms, to maximise its intellectual property position, and to manage its risk profile, your Board proposes to adopt a “staggered development strategy”, whereby the Company will campaign the development of all four programs over the next 2 years.

However the Board intends to adopt a funding strategy not only to take the Company through the next 2 years, but also to ensure access to sufficient funds with the least possible dilutive effect.

The matters dealt with in this Notice concern the immediate phase of that fund-raising strategy.

The first resolution deals with the funds raised to date via the Hudson Bay Capital Management arrangement. Approving this resolution will allow the Board’s discretionary headroom of 25% approved at the last Annual Shareholders Meeting to be restored.

The second resolution deals with raising sufficient capital to allow the Company to progress immediately the development of at least two and possibly three of its four lead candidates. The objective is to make these 2-3 candidate drugs “clinic ready”. The cost of bringing each investigational drug to the clinic is in the order of $2.5M in terms of direct outgoings. This is in addition to the Company’s general running costs of approximately $4M per annum. Therefore under this Resolution shareholders are being asked to provide the Company with the immediate capacity to raise up to approximately $10M from the issue of shares, to add to its current cash position of $3.5M, and the possibility to raise a further amount, up to approximately $10M, through the exercise of warrants. The intention would be to implement this by private placement of stock to sophisticated investors via a US investment bank that has been retained for the purpose and which has already validated the Company’s technology platform through initial due diligence and through third party references.

At the point where the Company has at least two drug candidates close to or actually in the clinic, the intention is to raise additional funds to take both drugs through Phase 2 studies, as well as bringing the remaining 1-2 drug candidates through their pre-clinical programs and into Phase 1 studies. Your Board anticipates that as a ‘Clinical Stage Company’, Novogen would be viewed differently and accordingly these additional funds could be raised upon the basis of higher valuations.

For many forms of cancer, particularly ovarian cancer, glioblastoma, neuroblastoma and prostate cancer, survival prospects have changed very little in 40 years, despite the best efforts of modern medicine. A generational change in direction is going to be needed to make any meaningful change in that situation. Your Board believes that our two technology platforms have the potential to deliver that change.

I hope you will consider the matters presented to you in this Notice and support us in our endeavours to grow the Company.

The full range of R&D activities of the Company are presented on the Novogen website (www.novogen.com) where you also will find the latest newsletter, and on the CanTx website (www.can-tx.com).

RESOLUTIONS

The Board recommends that Shareholders vote FOR each of the Resolutions proposed in the Notice.

VOTING

If you plan to attend the Meeting, please bring a copy of the enclosed Proxy Form with you to facilitate registration.

If you are unable to join us, you are encouraged to appoint a proxy to attend and vote on your behalf. To be valid for the purposes of the Meeting, Proxy Forms must be completed and returned as instructed in Section 2 of Part C of the Notice of Meeting, by no later than 2.00 pm (Sydney time) on Monday 11 August 2014. Full instructions for voting by proxy are detailed on the back of the Proxy Form.

Your vote is important and we encourage you to either attend the Meeting in person or complete the Proxy Form accompanying this Document and return it to the Company or the Share Registry in accordance with the directions provided.

Yours faithfully

Prof Graham Kelly

Executive Chairman

PART C: NOTICE OF GENERAL MEETING

Novogen Limited

ACN 063 259 754

Section 1: Time and Place of Meeting

NOTICE is hereby given that a General Meeting of Novogen Limited ACN 063 259 754 (Company) will be held at the following time and location, and will conduct the business specified in Section 3 below:

Date:	Wednesday 13 August 2014

Time:	2.00 pm (Sydney time)

Location:	The offices of Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney, New South Wales.

Section 2: Directions Regarding Meeting

How to Vote

You may vote by attending the Meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, please attend the Meeting on the date, time and place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the Proxy Form enclosed with this Document as soon as possible and either send, deliver, courier or mail the duly completed Proxy Form:

•	directly to the Company, attention Company Secretary:

•	by mail to PO Box 2333, Hornsby Westfield NSW 1635 Australia;

•	by facsimile to + 61 02 9476 0388; or

•	by delivery to Suite 1.02, 16-20 Edgeworth David Ave, Hornsby NSW 2077 Australia;

or

•	to the Share Registry

•	by mail to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia;

•	by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia); or

•	by delivery to Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney NSW 2000 Australia,

so that it is received no later than 2.00 pm (Sydney time) on Monday 11 August 2014.

Complete details on how to vote by proxy are set out on the back of your Proxy Form.

Please read this Document carefully and in its entirety before determining how you wish to vote in relation to the Resolutions, and then cast your vote accordingly, either in person or by proxy or authorised representative.

If you do not understand any part of this Document, or are in any doubt as to the course of action you should follow in response to this Document, you should contact your stockbroker or financial or other professional adviser immediately.

Determination of Membership and Voting Entitlement for the Purpose of the Meeting

For the purpose of determining a person’s entitlement to vote at the Meeting and in accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), a person will be recognised as a Shareholder if that person is registered as a Shareholder at 7.00 pm (Sydney time) on Monday 11 August 2014.

Voting Exclusion Statements

In accordance with the Corporations Act and the Listing Rules, the following persons must not cast any votes on the relevant Resolution specified below, and the Company will disregard any votes cast on that Resolution by:

•	the person or class of persons excluded from voting; and

•	an associate of that person or those persons.

Resolution	Excluded Voters

1	Any person who participated in the issues of Conversion Shares proposed to be ratified under Resolution 1.

2	Any person who may participate in the proposed issue of Securities and any person who may obtain a benefit except a benefit solely in the capacity of a holder of ordinary securities, if Resolution 2 is passed.

However, the Company need not disregard a vote if it is cast by:

(i)	a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(ii)	the Chair as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Proxies

A Shareholder entitled to attend and vote at the Meeting pursuant to the Constitution is entitled to appoint no more than two proxies. Where more than one proxy is appointed, each proxy may be appointed to represent a specific proportion of the member’s voting rights. A proxy need not be a Shareholder. Any instrument of proxy deposited or received by the Company in which the name of the appointee is not filled in shall be deemed to be given in the favour of the Chair.

The instrument appointing a proxy, as well as any power of attorney (or a certified copy thereof) under which a proxy is appointed, must be received by the Company or the Share Registry by no later than 2.00 pm (Sydney time) on Monday 11 August 2014, in accordance with the instructions provided on the back of the Proxy Form.

The instrument of appointment of a proxy must be executed by the appointor or its duly authorised representative. The Proxy Form which accompanies this Notice may be used to appoint a proxy for the purposes of the Meeting.

Corporate Representative

A Shareholder that is a company and that wishes to appoint a person to act as its representative at the Meeting must provide that person with a letter executed in accordance with the company’s constitution and the Corporations Act authorising him or her to act as the Shareholder’s representative.

Section 3: Resolutions of General Meeting

RESOLUTION 1 - SUBSEQUENT APPROVAL OF ISSUES OF CONVERSION SHARES

To consider and, if thought fit, to pass the following resolution (with or without amendment) as an Ordinary Resolution:

“That, for the purposes of Listing Rule 7.1 and for all other purposes, subsequent approval is given under Listing Rule 7.4 to the allotment and issue of the Conversion Shares as described in the Explanatory Statement.”

RESOLUTION 2 - APPROVAL OF ISSUE OF NEW SHARES AND ATTACHING WARRANTS

To consider and, if thought fit, to pass the following resolution (with or without amendment) as an Ordinary Resolution:

“That, for the purposes of Listing Rule 7.1 and section 50.1 of the Company’s Constitution and for all other purposes, approval is given to the increase of the capital of the Company through the issue of up to 80 million New Shares and up to 80 million attaching Warrants in order for the Company to raise up to approximately $20 million on the terms described in the Explanatory Statement.”

OTHER BUSINESS

To transact any other business as may be brought before the Meeting.

By order of the Board

Executive Chairman

Dated: 10 July 2014

PART D: EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full as the individual sections of this Document may not necessarily give a comprehensive review of the Resolutions proposed in the Notice of Meeting.

If you are in doubt about what to do in relation to a Resolution, you should consult your stockbroker or financial or other professional advisor.

A.	BACKGROUND TO APPLICABLE LISTING RULES

(b)	Listing Rule 7.1

Listing Rule 7.1, known as the “15% rule”, limits the capacity of an ASX-listed company to issue Equity Securities without the approval of its shareholders. In broad terms, the Listing Rule provides that a company may not issue or agree to issue Equity Securities equal to more than 15% of the total number of ordinary securities on issue in the capital of the Company 12 months prior to the proposed date of issue or agreement to issue (excluding any shares issued in reliance on the 15% rule in that 12 month period) unless the issue or agreement to issue is approved by shareholders or otherwise comes within one of the exceptions to Listing Rule 7.1.

(c)	Listing Rule 7.4

A company in general meeting can ratify, by Ordinary Resolution, issues of Equity Securities made in the preceding 12 months without shareholder approval in reliance on the 15% rule, so as to reverse the “depletion” of the company’s Headroom.

Listing Rule 7.4, known as the “subsequent approval of an issue of securities” rule, validates an issue of Equity Securities made without shareholder approval under Listing Rule 7.1 as if it had been made with shareholder approval for the purposes of Listing Rule 7.1 if both of the following criteria are satisfied, namely:

•	the issue was not made in breach of Listing Rule 7.1; and

•	the holders of ordinary securities in the company subsequently approves that issue.

B.	DISCLOSURE IN RELATION TO THE RESOLUTIONS

(a)	Resolution 1 – Subsequent approval of issues of securities

Background

As mentioned above, under Listing Rule 7.1, a company is able to, within a twelve month period, issue securities up to 15% of its issued ordinary securities without shareholder approval. On 15 November 2013 at its annual general meeting the Company approved under Listing Rule 7.1A an increase in the number of securities it could issue without shareholder approval from 15% to 25%. This is often called the “Headroom” (see Glossary).

On 3 July 2013, the Company entered into a Convertible Securities Agreement with Hudson Bay Master Fund Limited (HBMF) pursuant to which HBMF agreed to invest up to an aggregate amount of $5,000,000 in the Company in return for the Company issuing HBMF up to five convertible securities with an aggregate face value of up to $5,500,000 (Convertible Securities Agreement).

On 15 November 2013, the Convertible Securities Agreement was amended to allow HBMF to invest up to an aggregate amount of $8,000,000 in the Company in four tranches of tranche up to $2,000,000 each, in return for the issue of convertible securities with an aggregate face value of up to $2,200,000 for each tranche.

Convertible Securities Agreement

Under the Convertible Securities Agreement as amended on 15 November 2013:

•	HBMF can on 1 day’s trading notice convert all or part of the face value of a convertible security into Shares.

•	HBMF can convert a convertible security at (as determined at HBMF’s option):

•	90% of the average of any 3 daily VWAPs per Share (selected by HBMF) during the 20 consecutive trading days prior to HBMF giving a conversion notice; or

•	130% of the average of the daily VWAPs per Share for the 20 consecutive trading days immediately prior to 3 July 2013 (limited to $450,000 for any one convertible security and $900,000 in aggregate).

•	HBMF can convert a convertible security within 24 months after the date of issue of the convertible security.

•	The Company can require HBMF to convert all (but not some) of the outstanding amount on a convertible security if the daily VWAP per Share exceeds either $0.35 per Share for 20 consecutive Trading Days or exceeds 130% of the average of the daily VWAPs per Share for the 20 consecutive trading days immediately after the preceding Subsequent Closing Date (as defined in the Convertible Securities Agreement).

•	The Company must repay HBMF the total amount outstanding on a convertible security by no later than 24 months plus one business day after the date of issue of that convertible security.

•	The Company can repurchase all (but not some) of the amount outstanding on a convertible security at any time during the first 90 days after the date of issue of that convertible security at a price of 110% of the amount outstanding on the convertible security (excluding any amount in respect of which HBMF has already given a conversion notice and any amount that HBMF elects to exclude by notice to the Company within 4 days after receiving an early repurchase notice from the Company).

Issues of Convertible Securities

The Company issued a convertible security to HBMF on 18 November 2013 on the terms outlined above, and with the following features:

•	Issue price: $2,000,000.

•	Face value: $2,200,000.

•	Unsecured and does not bear interest,

(First Convertible Security).

The Company issued a further convertible security to HBMF on 23 December 2013 on the terms outlined above, and with the following features:

•	Issue price: $1,500,000.

•	Face value: $1,650,000.

•	Unsecured and does not bear interest,

(Second Convertible Security).

Issue of Conversion Shares

In response to conversion notices received in respect of the First Convertible Security and Second Convertible Security pursuant to the Convertible Securities Agreement, the Company has, since its Annual General Meeting on 15 November 2013, issued an aggregate of 15,022,361 Shares to HBMF (or Merrill Lynch (Australia) Nominees Pty Limited for the benefit of HBMF) (Conversion Shares).

The issues of the Conversion Shares have not been approved by Shareholders. Subsequent approval of the issues of the Conversion Shares to HBMF (or Merrill Lynch (Australia) Nominees Pty Limited for the benefit of HBMF) under the Convertible Securities Agreement is now being sought under Listing Rule 7.4.

If Resolution 1 is passed, the issues of the Conversion Shares will no longer be counted in reduction of the Headroom and accordingly the Headroom will restore to 15%. That is, it will allow the Company to raise up to a maximum of 15% of the Company’s capital base at the time of that proposed capital raising - with a higher degree of flexibility and speed, and without the need to obtain further Shareholder approval.

Disclosure statement

In accordance with the disclosure requirements of Listing Rule 7.5, the Company advises as follows:

Issue of Conversion Shares

The Conversion Shares were issued on the dates, in the tranches and to the allottees set out in the following table. The implied issue price at which each tranche of Conversion Shares were issued are set out below.

Date of issue and allotment	Number of Conversion Shares issued and allotted	Deemed Price per Conversion Share	Allottee
18/11/2013	5,089,821	$0.167	Hudson Bay Master Fund Ltd
23/12/2013	2,873,564	$0.174	Hudson Bay Master Fund Ltd
23/01/2014	2,312,139	$0.173	Hudson Bay Master Fund Ltd
19/03/2014	949,368	$0.158	Merrill Lynch (Australia) Nominees Pty Limited for the benefit of Hudson Bay Master Fund
20/03/2014	3,797,469	$0.158	Merrill Lynch (Australia) Nominees Pty Limited for the benefit of Hudson Bay Master Fund

Total	15,022,361

Terms of Conversion Shares

The Conversion Shares rank pari passu with, and have been issued on the same terms and conditions as, all other existing Shares.

Use of Funds

The Conversion Shares were issued pursuant to the conversion of the First Convertible Security and Second Convertible Security. No cash proceeds were received by the Company in relation to the issue of the Conversion Shares. However:

•	a total of $2,000,000 in cash proceeds (including associated capital raising costs) were raised from the issue of the First Convertible Security. These funds are being applied to research and development and in particular in relation to the anti-cancer drug, Trx-1 (referred to in previous announcements), to be developed as a novel treatment for ovarian cancer, as well as towards the Company’s corporate costs and general working capital; and

•	a total of $1,500,000 in cash proceeds (including associated capital raising costs) were raised from the issue of the Second Convertible Security. These funds are being applied to research and development and in particular in relation to the anti-cancer drug, Trilexium (referred to in previous announcements) being developed as a novel treatment of glioblastoma, as well as towards the Company’s corporate costs and general working capital.

Voting Exclusion Statement

The voting exclusion statement in respect of Resolution 1 is set out in Part C, Section 2 of this Document.

(b)	Resolution 2 – Approval of issue of New Shares and Attaching Warrants

Background

The Company is seeking approval to issue up to 80 million New Shares and up to 80 million attaching Warrants (exercisable into an aggregate of up to 80 million further Shares), in order initially to raise up to $10 million with a possible aggregate of approximately $20 million if all the Warrants are exercised (Funds) as disclosed in this Explanatory Statement.

Section 50.1(1) of the Company’s Constitution provides that the Company may by resolution passed at a general meeting increase the issued share capital by the creation of new Shares of such amount as is specified in the resolution.

Further, pursuant to Listing Rules 7.1 and 7.2, an issue of Equity Securities made by the Company with the prior approval of Shareholders, and an issue of further Equity Securities made by the Company on conversion or exercise of the first-mentioned Equity Securities, will not be counted as part of the 15% Rule.

In other words, if Shareholders approve the issue of the New Shares and attaching Warrants referred to above, the issue of those New Shares and attaching Warrants and any Shares issued as a result of the exercise of those Warrants will not reduce the Company’s Headroom in respect of issue of Equity Securities in the following 12 month period.

The attachment of one Warrant to one new Share is a maximum number of Warrants per New Share. The Company may if it chooses issue less Warrants per New Share.

Reason for the issue of New Shares and Warrants

Background information

The Funds to be raised have been identified as being for the following four purposes:

A.	Regulatory approvals/Phase 1 studies;

B.	General research and development (R&D) activity;

C.	Infra-structure;

D.	General corporate functions.

A.	Regulatory approvals/Phase 1 studies:

Before experimental drugs can be used in human studies, they must undergo a range of studies that seek to understand as much as possible how the drug might behave in humans and what toxicity might be expected.

For clinical studies conducted in the United States (US), approval first must be obtained by the US Food and Drug Administration (FDA). This is referred to as the Investigational New Drug (IND) approval process. The approved IND then is submitted to the Investigational Review Board (IRB) of each hospital that will be conducting the Phase 1 study. Both the FDA and the IRB separately review the data for evidence of efficacy, for pharmacokinetic and toxicology end-points, and for evidence of the ability to manufacture the drug on a large-scale basis to Good Manufacturing Practice standards.

For clinical studies conducted in Australia, the primary approval process is undertaken by the hospital IRBs, potentially shortening the approval process by several months.

The indicative cost of the studies required to be undertaken in this approval process is A$2.5M per drug candidate, irrespective of where the clinical studies are to be undertaken. These studies will be conducted for Novogen by FDA-licensed, independent contractors.

The Company proposes to seek a minimum of two and a maximum of three IND approvals over the course of the next 12 months, carrying an indicative budget of between $5.0M and $7.5M in direct costs.

On receipt of a successful approval, the Company then proposes to seek to commence a Phase 1 study for two successful drug candidates.

The first drug candidate to undergo the IND process is the SBP drug product, Cantrixil. Cantrixil represents a novel approach to the treatment of cancer: the administration into the peritoneal cavity of a drug designed to seek out and destroy cancer stem cells of tumors restricted to the abdomen. Cantrixil has proven pre-clinically to be the first drug capable in mice of blocking the ability of human ovarian cancer stem cells to produce carcinomatosis.

Cantrixil will begin its clinical program in the US. The primary hospital and the lead Principal Investigator (PI) have been selected.

The second drug product is Trilexium. Trilexium is being developed for the treatment of cancers of neural origin, based on its potency against cancer stem cells derived from glioblastoma multiforme (GBM). Trilexium is designed to cross the blood-brain barrier. The primary target of Trilexium will be GBM (the main form of primary brain cancer in adults) and brain cancer and neuroblastoma in children.

Trilexium also will commence its clinical program in the US. Two primary hospitals and two lead PIs have been selected.

The third drug is SBP drug candidate, Trx-7, selected for its high potency against prostate cancer cells that are resistant to standard-of-care drugs.

Trx-7 will commence its clinical program in Australia. The primary hospital and the lead PI have been selected.

The lead ATM drug candidate is expected to be identified within the next 2 months from a group of active candidates. It is not proposed to use the funds being raised at this time to accelerate this drug through into the clinic, but rather to bring the technology to a point when additional funds will be available to bring it into the clinic. The ATM technology is being focused in the first instance as a treatment for late-stage melanoma and prostate cancer where we anticipate it being used in combination with drugs that target the micro-tubular component of the cytoskeleton.

At this stage it is proposed to conduct Phase 1 studies of the ATM candidate drug in Australia. Lead hospitals and lead PIs have been selected for both melanoma and prostate cancer studies.

B.	R&D purposes:

The Company is conducting a broad-ranging R&D program over and above those activities required to support the IND application processes detailed above.

Notably there is the Company’s degenerative diseases program, which while some years from the clinic and therefore not subject to immediate IND submissions, nevertheless is the subject of an active research program with an indicative budget of $500,000 next financial year.

C.	Infra-structure purposes:

The Company intends to maintain its current virtual business model. Novogen does not and nor is planning to have laboratory facilities, relying instead on Novogen scientists overseeing collaborations with universities and research institutions globally. However, an active IND program and an approaching clinical program will require additional personnel and facilities to house an expanding company.

D.	General corporate purposes:

The cost of conducting a business is a direct function of size and activity. Novogen is growing quickly, and regulatory, legal and patenting costs will continue to rise accordingly.

Disclosure Statement

In accordance with the disclosure requirements of Listing Rule 7.3, the Company advises as follows:

Maximum Number of Securities

The maximum number of New Shares that will be issued pursuant to Resolution 2 is 80 million. Each New Share may have no more than one Warrant attached to it so that the maximum number of Warrants that will be issued pursuant to Resolution 2 is 80 million.

Date of issue of Securities

The Company will issue the Securities within three months of the date of the meeting. The issue and allotment of the Securities will occur progressively.

Issue price of Securities

The New Shares will be issued at a price equal to at least 80% of the average market value of the Shares. The market price of the Shares will be calculated over the last 5 days on which sales of Shares were recorded before the day on which the issue of the relevant New Shares is made.

For every New Share acquired the investors will receive no more than one attaching Warrant for no additional cash consideration.

Allottees

The Securities will be issued to sophisticated investors or institutional investors (Proposed Investors).

The Company has currently engaged a US investment bank and corporate advisers to seek investors on its behalf in the USA and expects that engagement to attract investors. If that initiative does not attract investors, the Board will seek investors elsewhere. If any commitments are made (subject to Shareholder approval) they will be announced to the ASX;

The Company does not intend to issue any Securities to any person if, as a result of that issue, that person or any other person will acquire voting power in the Company equal to or in excess of 20%.

Terms of Securities

The New Shares and any Shares issued upon the exercise of any Warrant will, upon their issue, rank pari passu with, and be issued on the same terms and conditions as, all other then existing Shares.

Each Warrant will confer on its holder the right to purchase one Share at a price no less than 90% of the average market value of the Shares and will be exercisable at any time within one year from its date of issue.

Voting Exclusion Statement

The voting exclusion statement in respect of Resolution 2 is set out in Part C, Section 2 of this Document.

Dilution consequences

Shareholders should note that if Resolution 2 is passed their voting powers will be diluted. The extent of that dilution will be proportional to the number of New Shares issued, the price they are issued and the number of Warrants exercised.

Impact of allotment of the New Shares and the Warrants*

•	If 80 million New Shares are issued to Proposed Investors at say 13 cents per Share** and no Warrants were exercised, this would mean that the Company would raise $10.4 million and the Proposed Investors would hold an aggregate of 32.8% of all of the Shares in the issued capital of the Company on a fully diluted basis.

•	If 80 million New Shares are issued at 13 cents per Share and say 40 million Warrants were exercised at say 13.5 cents per Share, it would mean that the Company would from the Warrants raise a further $5.4 million, and would issue a further 40 million Shares to the Proposed Investors which, including the New Shares already issued, on a fully diluted basis would form 41.5% of all the issued Shares in the Company.

•	If 80 million New Shares are issued at 13 cents per Share and say 60 million Warrants were exercised at say13.5 cents per Share, it would mean that the Company would from the Warrants raise a further $8.1 million, and would issue a further 60 million Shares to the Proposed Investors which, including the New Shares already issued, on a fully diluted basis would form 45.3% of all the issued Shares in the Company.

•	If 80 million New Shares are issued at 13 cents per Share and 80 million Warrants were exercised at 13.5 cents per Share, then it would mean that the Company would from the Warrants raise a further $10.8 million, and would issue a further 80 million Shares to the Proposed Investors, which including the New Shares already issued, on a fully diluted basis would form 48.7% of all the issued Shares in the Company.

*	Assumes that no further Shares are issued to or at the direction of HBMF. As at the date of this Notice of Meeting, the maximum number of Shares which may be issued pursuant to convertible securities issued under the Convertible Securities Agreement is [8 million Shares].
**	Assumes the New Shares are issued at 13 cents per New Share. This is based on a 19.8% discount to the 5 day VWAP of Shares prior to 25 June 2014, which was 16.2 cents per Share.

PART E: GLOSSARY

For the purposes of this Document, the following terms have the meanings prescribed below:

$	Australian dollars.

15% Rule	Has the meaning given to that term in Section A of the Explanatory Statement.

ASX	ASX Limited ACN 008 624 691 or the securities exchange market operated by it, as the context requires.

Associate	has the meaning given to that term in the Note to Listing Rule 14.11.

Auditor	Grant Thornton Audit Pty Limited ACN 130 913 594.

Board	The board of Directors.

Chair	The person chairing the Meeting.

Company	Novogen Limited ACN 063 259 754.

Constitution	The constitution of the Company.

Conversion Shares	The Shares issued to HBMF under the Convertible Securities Agreement on 18 November 2013, 23 December 2013, 23 January 2013, and 19 and 20 March 2014, further details of which are set out in Part D, Section B of this Document.

Convertible Securities Agreement	The Convertible Securities Agreement dated 3 July 2013 between HBMF and the Company as amended on 15 November 2013.

Corporations Act	Corporations Act 2001 (Cth).

Current Directors	The Directors as at the date of this Document.

Director	A director of the Company from time to time

Document	This document entitled “Notice of General Meeting, Explanatory Statement and Proxy Form” and any annexures or schedules to or of the foregoing.

Equity Security	Has the meaning given to that term in Listing Rule 19.12.

Exempt Share	A Share permitted to be issued without the approval of Shareholders pursuant to Listing Rule 7.1 or Listing Rule 7.1A. See Sections B and C.6 of Part D for further information.

Existing Shareholder	A Shareholder as at the date of this Document.

Explanatory Statement	Part D of this Document, forming part of the Notice.

HBMF	Hudson Bay Master Fund Limited.

Headroom	The ability to issue Equity Securities without requiring Shareholder approval under Listing Rule 7.1 or 7.1A.

Listing Rule	The listing rules of the ASX as amended from time to time.

Meeting	The General Meeting of the Company convened by the Notice.

New Shares	Shares issued pursuant to Resolution 2.

Notice or Notice of Meeting	The notice convening this Meeting of which the Explanatory Statement forms part.

Ordinary Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold no less than 50% (in number) of all voting Equity Securities of the Company.

Proxy Form	The proxy form attached to this Document

Resolution	A resolution set out in the Notice.

Securities	collectively the New Shares and Warrants.

Share	A fully paid ordinary share in the issued capital of the Company.

Share Registry	Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney, New South Wales.

Shareholder	A registered holder of one or more Share(s).

trading day	Has the meaning given to that term in Listing Rule 19.12.

VWAP	In respect of a quoted class of Equity Securities, the volume weighted average price of that class of Equity Securities sold on the ASX during the prescribed number of trading days immediately preceding and including the date on which such price is to be determined, but does not include any transactions defined in the ASX Operating Rules as “special” crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over ordinary shares in the capital of the Company.

Warrants	Warrants issued pursuant to Resolution 2 on the terms set out in this Explanatory Statement or some other security convertible into Shares on terms consistent with this Explanatory Statement.

PROXY INSTRUCTIONS

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 - Appointment of Proxy

Indicate here who you want to appoint as your Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chairman of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the Company. Do not write the name of the Company or the registered securityholder in the space.

Proxy which is a Body Corporate

Where a body corporate is appointed as your proxy, the representative of that body corporate attending the Meeting must have provided an “Appointment of Corporate Representative” prior to admission. An Appointment of Corporate Representative form can be obtained from the Share Registry.

Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Share Registry or you may use a photocopy this form.

To appoint a second proxy you must:

(a)	complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b)	return both forms together in the same envelope.

STEP 2 - Voting Directions to your Proxy

You can tell your Proxy how to vote.

To direct your proxy how to vote, place a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

STEP 3 Sign the Form

This form must be signed. In the spaces provided you must sign this form as follows:

Individual: This form is to be signed by the securityholder.

Joint Holding: where the holding is in more than one name, all the securityholders must sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the Share Registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a director jointly with either another director or a company secretary. Where the company has a sole director who is also the sole company secretary, this form must be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the Meeting at 2.00 pm (Sydney time) on Wednesday 13 August 2014. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxies may be lodged:

To vote by proxy, please complete and sign the Proxy Form enclosed with this Document as soon as possible and either send, deliver, courier or mail the duly completed and signed Proxy Form:

•	directly to the Company, attention Company Secretary:

•	by mail to PO Box 2333, Hornsby Westfield NSW 1635 Australia

•	by facsimile to + 61 02 9476 0388; or

•	by delivery to Suite 1.02, 16-20 Edgeworth David Ave, Hornsby NSW 2077 Australia;

or

•	to the Share Registry:

•	by mail to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia;

•	by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia); or

•	by delivery to Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney NSW 2000 Australia.

Proxy forms must be received by 2.00 pm (Sydney time) on Monday 11 August 2014 to be valid.

NOVOGEN
Novogen Limited
ABN 37 063 259 754
000001 000 NRT
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030
Lodge your vote:
Online:
www.investorvote.com.au
By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555
For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com
For all enquiries call:
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000
Proxy Form
This Document is printed on Greenhouse Friendly TM ENVI Laser Carbon Neutral Paper
Vote online
Go to www.investorvote.com.au or scan the QR Code with your mobile device. Follow the instructions on the secure website to vote.
Your access information that you will need to vote:
Control Number: 999999
SRN/HIN: I9999999999 PIN: 99999
PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.
For your vote to be effective it must be received by 2:00pm (Sydney time) Monday, 11 August 2014
How to Vote on Items of Business
All your securities will be voted in accordance with your directions.
Appointment of Proxy
Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.
Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.
Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.
A proxy need not be a securityholder of the Company.
Signing Instructions for Postal Forms
Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.
Attending the Meeting
Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, “Printable Forms”.
Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.
GO ONLINE TO VOTE,
or turn over to complete the form
Samples/000001/000001/i

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030
Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes.
I 9999999999 IND
Proxy Form Please mark X to indicate your directions
STEP 1 Appoint a Proxy to Vote on Your Behalf XX
I/We being a member/s of Novogen Limited hereby appoint
the Chairman of the Meeting OR
PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).
or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the General Meeting of Novogen Limited to be held at the offices of Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney NSW 2000 on Wednesday, 13 August 2014 at 2:00pm (Sydney time) and at any adjournment or postponement of that meeting.
STEP 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.
Ordinary Business
For Against Abstain
1 Subsequent approval of issues of Conversion Shares
2 Approval of issue of New Shares and attaching Warrants
The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.
SIGN Signature of Securityholder(s) This section must be completed.
Individual or Securityholder 1 Securityholder 2 Securityholder 3
Sole Director and Sole Company Secretary Director Director/Company Secretary
Contact Name
Contact Daytime Telephone
Date / /
N R T 9 9 9 9 9 9 A Computershare +